Exhibit 99.1

KENSINGTON CAPITAL ACQUISITION CORP. II AND WALLBOX ANNOUNCE CLOSING OF BUSINESS COMBINATION; WALLBOX TO TRADE ON NYSE UNDER TICKER “WBX” BEGINNING ON OCTOBER 4

WESTBURY, N.Y. and BARCELONA, Spain, October 1, 2021 - Kensington Capital Acquisition Corp. II (NYSE: KCAC) (“Kensington”) and Wall Box Chargers, S.L. (“Wallbox”), a leader in electric vehicle charging and energy management solutions, announced today the completion of its business combination. The business combination was approved by Kensington stockholders on September 30, 2021, by a quorum of 76.5% of the outstanding shareholders and received approval from 94.9% of those votes cast. Beginning on October 4, 2021, the Class A ordinary shares of Wallbox N.V., a newly formed holding company, will trade on the NYSE under the ticker symbol “WBX” and its warrants will trade on the NYSE under the ticker symbol “WBX.WS.”

“The completion of our business combination with Kensington greatly accelerates our strategy globally, including the construction of our manufacturing facility in Texas and working capital needed to support sales growth in over 70 countries,” said Enric Asunción, CEO and co-founder of Wallbox. “We are pleased to have partnered with Kensington, who out-performed in a challenging SPAC market, and shares our vision of a more energy-sustainable automotive future.”

Justin Mirro, Chairman and CEO of Kensington, added, “we are proud to complete our business combination with Wallbox and look forward to the future success of Enric and his team of over 700 associates around the world. To partner with such a visionary company, that is already impacting how people manage their energy consumption today, continues our tradition at Kensington to support those companies that make the world greener, safer and better for the next generation.”

“We appreciate the continued support of our investors throughout this process, including Janus Henderson Investors and Kepos Capital. It is great to work with these world-class investment managers that support the Kensington investment thesis and share our vision for the future,” added Dan Huber, CFO of Kensington.

The transaction will result in gross proceeds of approximately $250 million to Wallbox to fund the company as it expands its manufacturing capacity and global sales presence. Hughes Hubbard & Reed LLP served as legal advisor to Kensington and Latham and Watkins LLP served as legal advisor to Wallbox. Houthoff and Loyens & Loeff advised Kensington and Wallbox, respectively, on matters of Dutch law and Cuatrecasas, Gonçalves Pereira, S.L.P. advised Kensington on matters of Spanish law. UBS Securities LLC, Stifel Nicolaus & Company, Incorporated and Robert W. Baird & Co. Incorporated served as financial advisors to Kensington and Barclays Capital Inc. and Drake Star Partners served as financial advisors to Wallbox. UBS Securities LLC and Barclays Capital Inc. served as joint placement agents on the PIPE offering.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine users’ relationship to the grid. Wallbox goes beyond electric vehicle charging to give users the power to control their consumption, save money, and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public and public use in more than 80 countries.

Founded in 2015 and headquartered in Barcelona, the company now employs over 700 people in its offices in Europe, Asia, and the Americas.

For additional information, please visit www.wallbox.com.

About Kensington

Kensington Capital Acquisition Corp. II, which traded on the NYSE under the ticker symbol KCAC, was a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with a business in the automotive and automotive-related sector. The company was sponsored by Kensington Capital Partners (“KCP”) and the management team included Justin Mirro, Bob Remenar, Simon Boag and Dan Huber. The company was also supported by a board of independent directors including Tom LaSorda, Nicole Nason, Anders Pettersson, Mitch Quain, Don Runkle and Matt Simoncini. The Kensington team has completed over 70 automotive transactions and has over 300 years of combined experience leading some of the largest automotive companies in the world.

For additional information, please visit www.autospac.com.

Caution About Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, regarding Kensington’s business combination with Wallbox, the development and performance of Wallbox’s products (including the timeframe for development of such products), the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “are designed to,” “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Wallbox disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Wallbox cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Kensington or Wallbox. In addition, Wallbox cautions you that the forward-looking statements contained herein are subject to the following uncertainties and risk factors that could affect the combined company’s future performance and cause results to differ from the forward-looking statements herein: Wallbox’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Wallbox to grow and manage growth profitably following the business combination; risks relating to the outcome and timing of the Company’s development of its charging and energy management technology and related manufacturing processes; intense competition in the electric vehicle charging space; risks related to health pandemics, including the COVID-19 pandemic; the possibility that Wallbox may be adversely affected by other economic, business, and/or competitive factors; the possibility that the expected timeframe for, and other expectations regarding the development and performance of, Wallbox products will differ from current assumptions; the outcome of any legal proceedings that may be instituted against the combined company or others following the consummation of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of the combined company as a result of the consummation of the business combination; costs related to the business combination; and changes in applicable laws or regulations. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, and the proxy statement/prospectus of Wallbox B.V. in the registration statement on Form F-4 filed with the SEC. Kensington’s and Wallbox B.V.’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts:

For Wallbox

Investors

ICR, Inc.

investors@wallbox.com

Media

ICR, Inc.

WallboxPR@icrinc.com

For Kensington

Dan Huber

dan@kensington-cap.com

703-674-6514